Exhibit 99.1

Merus Labs International Inc. announces closing of C$60.0 million bought deal financing

TORONTO, April 30, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") (TSX: MSL, NASDAQ: MSLI) is pleased to announce today the closing of its previously announced bought deal financing with a syndicate of investment dealers (the "Underwriters"). Under the financing, Merus issued a total of 19,672,200 common shares ("Shares") at a price of C$3.05 per Share for gross proceeds of C$60,000,210.

The Company has granted to the Underwriters on closing an over-allotment option to purchase an additional 2,950,830 Shares at C$3.05 per Share, exercisable in whole or in part, for the period ending May 30, 2015. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the offering will be C$69,000,242.

The net proceeds of the offering will be used for working capital and for general corporate purposes, including the funding of prospective future acquisitions.

The Shares have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such officer, solicitation or sale would be unlawful.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets. The common shares of the Company trade on the Toronto Stock Exchange as ticker 'MSL' and on NASDAQ as ticker 'MSLI'. For more information visit our website at http://www.meruslabs.com/.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

For further information:

Merus Labs International Inc., Tel: (416) 593-3725, Or contact our investor relations department at: info@meruslabs.com